AXIM Biotechnologies, Inc.

6191 Cornerstone Court, E. Suite 114

San Diego, CA 92121

August 2, 2022

VIA EDGAR

Division of Corporation Finance
Office of Life Sciences

U.S. Securities & Exchange Commission (the “Commission”)

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Alan Campbell

Re:	AXIM Biotechnologies, Inc.
Registration Statement on Form S-1/A Filed August 2, 2022
File No. 333-266305

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, AXIM Biotechnologies, Inc. (the “Company”) hereby requests that the effective date for the above-referenced Amendment No. 1 to the Registration Statement on Form S-1 (File No. 333-266305) be accelerated so that it will be declared effective at 5:00 PM Eastern Standard Time August 4, 2022, or as soon thereafter as is practicable.

The undersigned, on behalf of the Company, acknowledges the following:

•should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States

Sincerely,

AXIM BIOTECHNOLOGIES, INC.

/s/ John W. Huemoeller II
John W. Huemoeller II
President